Exhibit 99.11

 [Logo of Eastman Kodak Company]


Shareholders approve Stock Option Exchange program January 25, 2002

MORRISTOWN, N.J., Jan. 25 -- At a special meeting of shareholders held here today, Eastman Kodak Company announced that shareholders have voted in favor of a proposed stock option exchange program for its employees.

Of the 236 million shares voted, approximately 90% or 213 million shares were voted in favor of the program, while approximately 8% or 19 million shares were voted against. The company has approximately 335,000 shareholders and 291,947,132 shares outstanding.

Under the voluntary program, announced last November, Kodak will offer employees a one-time opportunity to exchange stock options they currently hold for new options. The new options are expected to be granted on or about August 26, 2002. The new options will have a grant price equal to the fair market value of Kodak common stock on the new grant date, giving employees the potential for a lower grant price. In most cases, employees will receive fewer options in exchange for their current options. The exchange generally applies to all outstanding options held by employees, including two all-employee grants made in 1998 and 2000.

Eligible employees will receive enrollment packages next week and will have until February 22, 2002, in which to make an election to participate. About 61,000 current employees hold options for approximately 32 million shares. The company's board of directors and its five highest-ranking officers are excluded from participating in the exchange program.

Using the widely accepted Black-Scholes valuation techniques, options will be exchanged at different rates, depending on the value of the original options. While some will be exchanged on a one-for-one basis, in most cases, the employee will exchange one and one-half to three existing options for a single new one. The program is structured to comply with the Financial Standards Accounting Board guidelines in order to achieve the same accounting treatment as the original option grants.